                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

/X/                  ANNUAL REPORT PURSUANT TO SECTION 15d OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

/ /               TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

            FOR THE TRANSITION PERIOD FROM ___________ TO ____________


COMMISSION FILE NUMBER 0-11757


A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

           J.B. HUNT TRANSPORT SERVICES, INC. EMPLOYEE RETIREMENT PLAN
                          615 J.B. HUNT CORPORATE DRIVE
                             LOWELL, ARKANSAS 72745

B. NAMER OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                       J.B. HUNT TRANSPORT SERVICES, INC.
                          615 J.B. HUNT CORPORATE DRIVE
                             LOWELL, ARKANSAS 72745

                                 (501) 820-0000

                              REQUIRED INFORMATION

The following financial statements prepared in accordance with the financial reporting requirements of ERISA and exhibits are filed for the J.B. Hunt Transport Services, Inc. Employee Retirement Plan:

FINANCIAL STATEMENTS AND SCHEDULES

Independent Auditors' Report

Statements of Net Assets Available for Benefits, December 31, 1999, and 1998

Statements of Changes in Net Assets Available for Benefits, Years Ended December 31, 1999, and 1998

Notes to Financial Statements, December 31, 1999, and 1998

Schedule of Assets Held for Investment Purposes at End of Year, December 31,
1999

Schedule of Reportable Transactions, Year Ended December 31, 1999


EXHIBIT

23 - Independent Auditors' Consent


                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                              J.B. HUNT TRANSPORT SERVICES, INC. EMPLOYEE
                              RETIREMENT PLAN


DATE:      June 27, 2000      BY:  /s/  Jerry W. Walton
                                 -------------------------------------------
                              Jerry W. Walton
                              Executive Vice President Finance & Administration
                              Chief Financial Officer of J.B. Hunt Transport
                              Services, Inc.
                              Administrator of the Retirement Plan and member of
                              Retirement Plan Investment Committee

                       J.B. HUNT TRANSPORT SERVICES, INC.
                            EMPLOYEE RETIREMENT PLAN

                       Financial Statements and Schedules

                           December 31, 1999 and 1998

                   (With Independent Auditors' Report Thereon)

                       J.B. HUNT TRANSPORT SERVICES, INC.
                            EMPLOYEE RETIREMENT PLAN

                                TABLE OF CONTENTS

                                                                                     PAGE
Independent Auditors' Report                                                           1

Statements of Net Assets Available for Benefits - December 31, 1999 and 1998           2

Statements of Changes in Net Assets Available for Benefits - Years ended
      December 31, 1999 and 1998                                                       3

Notes to Financial Statements                                                          4

Schedule of Assets Held for Investment Purposes at End of Year- December 31, 1999     10

Schedule of Reportable Transactions - Year ended December 31, 1999                    11

                          INDEPENDENT AUDITORS' REPORT

The Board of Trustees
J.B. Hunt Transport Services, Inc.
   Employee Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of J.B. Hunt Transport Services, Inc. Employee Retirement Plan ("Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of J.B. Hunt Transport Services, Inc. Employee Retirement Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG, LLP


May 12, 2000
Tulsa, Oklahoma

                       J.B. HUNT TRANSPORT SERVICES, INC.
                            EMPLOYEE RETIREMENT PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 1999 and 1998

                                                                                      1999                1998
                                                                                 ----------------    ----------------
                                   ASSETS

Investments, at fair value (note 3):
    Guaranteed interest account                                                  $    42,507,864          36,565,975
    Mutual funds                                                                     104,159,338          76,354,388
    Common stock - J.B. Hunt Transport Services, Inc.                                 18,676,591          18,838,511
    Participant notes receivable                                                      14,980,629          11,658,474
                                                                                 ----------------    ----------------
               Total investments                                                     180,324,422         143,417,348
                                                                                 ----------------    ----------------

Receivables:
    Contributions:
       Employer                                                                          108,012              81,115
       Employee                                                                          398,584             328,123
    Accrued investment income                                                             16,123              11,845
                                                                                 ----------------    ----------------
               Total receivables                                                         522,719             421,083
                                                                                 ----------------    ----------------
               Total assets                                                          180,847,141         143,838,431

                                 LIABILITIES

Corrective distributions payable to participants (note 6)                                 46,020              57,762
                                                                                 ----------------    ----------------
               Net assets available for benefits                                 $   180,801,121         143,780,669
                                                                                 ================    ================

See accompanying notes to financial statements.

                       J.B. HUNT TRANSPORT SERVICES, INC.
                            EMPLOYEE RETIREMENT PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 1999 and 1998

                                                                                      1999                1998
                                                                                 ----------------    ----------------
Additions to net assets attributed to:
    Investment income:
       Net appreciation in fair value of investments (note 3)                    $     9,456,167          14,381,776
       Interest and dividends                                                          5,075,420           3,877,051
                                                                                 ----------------    ----------------
                                                                                      14,531,587          18,258,827
                                                                                 ----------------    ----------------
    Contributions:
       Employer                                                                        7,399,667           6,524,058
       Participants                                                                   29,705,941          25,450,584
       Transfers from other plans                                                      1,777,026           2,453,402
                                                                                 ----------------    ----------------
                                                                                      38,882,634          34,428,044
                                                                                 ----------------    ----------------
               Total additions                                                        53,414,221          52,686,871
                                                                                 ----------------    ----------------
Deductions from net assets attributed to:
    Benefits paid to participants                                                     10,032,060           6,723,879
    Administrative expenses                                                                1,665              46,005
    Transfers to other plans                                                           6,360,044           7,563,432
                                                                                 ----------------    ----------------
               Total deductions                                                       16,393,769          14,333,316
                                                                                 ----------------    ----------------
               Increase in net assets available for benefits                          37,020,452          38,353,555

Net assets available for benefits:
    Beginning of year                                                                143,780,669         105,427,114
                                                                                 ----------------    ----------------
    End of year                                                                  $   180,801,121         143,780,669
                                                                                 ================    ================

See accompanying notes to financial statements.

                       J.B. HUNT TRANSPORT SERVICES, INC.
                            EMPLOYEE RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998

(1)      DESCRIPTION OF PLAN

         The following brief description of the J.B. Hunt Transport Services, Inc. ("Company" or "Employer") Employee Retirement Plan ("Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         (a)      GENERAL

                  The purpose of the Plan is to provide additional incentive and retirement security for eligible employees of the Company by permitting contributions to the Plan that are tax deferred under Section 401(k) of the Internal Revenue Code. The Plan covers all participants from a prior plan as of December 31, 1994, and each current employee of the Company as of the first day of the payroll period coincident with or immediately following the date he or she has completed one year of eligibility service. Beginning January 1, 1998, employees were eligible to participate immediately upon employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). At December 31, 1999, the Plan had 14,523 eligible participants, of which 8,375 were active.

         (b)      CONTRIBUTIONS

                  Each year, participants may defer up to 16% of pretax annual compensation, as defined in the Plan agreement (not to exceed limits determined under Section 415(c) of the Internal Revenue
                  Code). Employer matching contributions are as follows:

                           PARTICIPANTS' SALARY                                        EMPLOYER
                          REDUCTION CONTRIBUTION                                       MATCHING
                          ----------------------                                       --------
                                    1%                                                     .5%
                                    2%                                                      1%
                                    3%                                                    1.5%
                                    4%                                                      2%
                                    5%                                                    2.5%
                                 6% - 16%                                                   3%

                  Additional amounts may be contributed at the option of the Company's Board of Directors. No such additional amounts were contributed in 1999 or 1998.

         (c)      PARTICIPANT'S ACCOUNTS

                  Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. Forfeitures for the years ended December 31, 1999 and 1998, amounted to approximately $459,000 and $95,000, respectively.

                       J.B. HUNT TRANSPORT SERVICES, INC.
                            EMPLOYEE RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


         (d)      VESTING

                  Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of service. Upon a participant's normal retirement, disability or death, he or she becomes fully vested in the Plan. If a participant terminates employment for any other reason on or after being credited with at least five years of vesting service, he or she becomes fully vested in the Plan. Prior to the completion of five years of vesting service, the vesting percentages are as follows: 0 - 3 years - 0%; 3 - 4 years - 50%; 4 - 5 years - 75%.

         (e)      INVESTMENT OPTIONS

                  Upon enrollment in the Plan, a participant may direct employee contributions in any of the following investment options:

                  - Guaranteed Interest Account - A group annuity insurance product issued by Prudential Insurance Company of America ("Prudential"). Contributions are invested in fixed income securities having short to intermediate maturities with the objective of providing stable, competitive interest rates based on current market conditions. A current interest rate is declared on each successive calendar quarter. That announced rate stays in effect through the end of the following calendar year for contributions received during that calendar quarter. The guaranteed rates for 1999 ranged from 5% to 6.05%.

                  - J.B. Hunt Company Stock Fund - Contributions are invested exclusively in Company common stock.

                  -        Mutual Funds

                           a. Longleaf Partners Fund - Southeastern Asset Management ("SAM") is the fund manager and invests in common stocks of a limited number of companies which SAM believes to have unrecognized intrinsic value with the objective of providing long-term capital appreciation.

                           b. Prudential Active Balanced Fund - Jennison Associates Capital Corp. ("Jennison") is the fund manager and invests in a mix of equity securities, investment grade income securities and money market instruments with the objective of providing total returns approaching those of an equity portfolio but with less risk.

                           c. Prudential International Stock Fund - Mercator Asset Management, L.P. ("Mercator") is the fund manager and invests in equity securities of companies that are incorporated, organized, or that do business outside of the United States with the objective of providing long-term growth of capital.

                       J.B. HUNT TRANSPORT SERVICES, INC.
                            EMPLOYEE RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


                           d. Prudential Money Mart Assets - Prudential Management Fund, Inc. ("PMF") is the fund manager and invests in U.S. Government and agency obligations, bank certificates of deposit and commercial paper with the objective of providing maximum current income consistent with stability of capital and the maintenance of liquidity.

                           e. Prudential Government Income Fund - PMF is the fund manager and invests in intermediate and long-term U.S. Government and agency obligations with the objective of providing high current income.

                           f. Prudential Jennison Growth Fund - PMF is the fund manager and invests in equity securities of companies that exceed $1 billion in market capitalization with the objective of providing long-term growth of capital. Jennison furnishes investment advisory services under a Subadvisory Agreement with PMF.

                           g. Putnam New Opportunities Fund - Putman Investment Management, Inc. is the fund manager and invests in debt and equity securities with the objective of providing long-term capital appreciation.

                           h. Prudential Stock Index Fund - Prudential Diversified Investment Strategies ("PDIS") is the fund manager and invests in a broad mix of equity securities that provide investment results that correspond to the price and yield performance of the Standard & Poor's 500 Composite Price Index.

         (f)      PARTICIPANT NOTES RECEIVABLE

                  Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from 1 - 5 years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate, as shown in the Wall Street Journal, plus one percent, (8.5% at December 31, 1999). Principal and interest is paid ratably through monthly payroll deductions.

         (g)      TRANSFERS TO AND FROM OTHER PLANS

                  During the years ended December 31, 1999 and 1998, respectively, the Plan transferred certain net assets to other plans in connection with participants who have terminated employment and began participating in other employer plans. Such transfers are recorded at the fair value of the assets on the date transferred. Similarly, the Plan allows new employees to rollover or transfer in assets held in other qualified plans. Such transfers are also recorded at fair value.

         (h)      PAYMENT OF BENEFITS

                  On termination of service due to normal retirement, disability or death, a participant will receive a lump-sum amount in cash equal to the value of the participant's vested interest in his or her account.

                       J.B. HUNT TRANSPORT SERVICES, INC.
                            EMPLOYEE RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


                  At December 31, 1999 and 1998, approximately $22,519,000 and $16,959,000, respectively, of the net assets available for benefits as shown on the statements of net assets available for benefits are allocated to accounts of terminated employees who have withdrawn from participation in the Plan.

(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)      BASIS OF PRESENTATION

                  The accompanying financial statements of the Plan are prepared under the accrual method of accounting.

         (b)      INVESTMENT VALUATION

                  The Plan's investments are valued at fair value on December 31, 1999 and 1998. Purchases and sales of securities are recorded on a trade-date basis. The fair value for shares of the Guaranteed Interest Account is determined based on a comparison of the quarterly guaranteed interest rates to the interest rate being offered in the current quarter. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Shares of Company common stock are valued at quoted market prices. Net appreciation in fair value of investments represents increases or decreases in value resulting from realized and unrealized gains and losses. Participant notes receivable are carried at the unpaid principal balance which approximates fair value. The cost of securities sold is determined by the weighted average cost method.

         (c)      PAYMENT OF BENEFITS

                  Benefits are recorded when paid. Defaults on participant notes receivable are recorded as benefits paid.

         (d)      USE OF ESTIMATES

                  Management of the Plan has made and used estimates and assumptions relating to the reporting of assets and liabilities and additions and deductions to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

         (e)      NEWLY ISSUED ACCOUNTING PRONOUNCEMENTS

                  In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, ACCOUNTING FOR AND REPORTING OF CERTAIN DEFINED CONTRIBUTION PLAN INVESTMENTS AND OTHER DISCLOSURE MATTERS (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been reclassified to conform with the current year's presentation.

                       J.B. HUNT TRANSPORT SERVICES, INC.
                            EMPLOYEE RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


(3)      INVESTMENTS

         The following table presents the fair value of investments. Investments representing 5% or more of the Plan's net assets are separately identified:

                                                                                    DECEMBER 31
                                                   ----------------------------------------------------------------------
                                                                 1999                                  1998
                                                   ---------------------------------     --------------------------------
                                                     NUMBER OF                            NUMBER OF
                                                     SHARES OR           FAIR             SHARES OR            FAIR
                                                       UNITS             VALUE              UNITS             VALUE
                                                   --------------    ---------------    -------------      --------------
          Guaranteed Interest Account                42,507,864      $    42,507,864      36,565,975       $  36,565,975
                                                   ==============    ---------------    =============      --------------
          Mutual funds:
              Longleaf Partners Fund                  1,063,185           21,784,661         901,371          21,984,430
              Jennison Growth Fund                    1,273,543           31,469,270       1,094,320          20,047,936
              Active Balanced Fund                      836,424           11,166,261         729,524           9,461,930
              International Stock Fund                  505,485           12,303,506         449,464           8,737,583
              Other                                   5,856,864           27,435,640               -          16,122,509
                                                   ==============    ---------------    =============      --------------
                                                                         104,159,338                          76,354,388
                                                                     ---------------                       --------------
          Common stock - J.B. Hunt
              Transport Services, Inc.                1,349,172           18,676,591         819,065          18,838,511
          Participant notes receivable                        -           14,980,629               -          11,658,474
                                                   ==============    ---------------    =============      --------------
                  Total                                              $   180,324,422                       $ 143,417,348
                                                                     ===============                       ==============

         During 1999 and 1998, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value as follows:

                                                                               DECEMBER 31
                                                                     --------------------------------
                                                                          1999             1998
                                                                     ---------------    -------------
                  Mutual funds                                       $ 16,926,023        10,597,134
                  Common stock                                         (7,469,836)        3,784,642
                                                                     ---------------    -------------

                                                                     $  9,456,187        14,381,776
                                                                     ===============    =============

(4)      PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

                       J.B. HUNT TRANSPORT SERVICES, INC.
                            EMPLOYEE RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998

(5)      RELATED PARTY TRANSACTIONS

         The Plan's guaranteed interest account is issued by Prudential. Additionally, certain plan investments are shares of mutual funds managed by Prudential affiliates, PMF and PDIS. Prudential Defined Contribution Services, Inc. performs recordkeeping responsibilities for the Plan and Prudential Trust Company is the Plan trustee.

(6)      FEDERAL INCOME TAXES

         The Internal Revenue Service has determined and informed the Company by letter dated December 4, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the IRC.

         The Plan qualifies as a salary reduction plan under Section 401(k) of the Internal Revenue Code. Accordingly, employer contributions and allocations to participants' accounts of investment earnings are not taxable to participants when made or when credited to the participants' accounts. However, participant distributions are subject to ordinary income taxes and may be subject to an additional 10% penalty tax.

         Discrimination tests for Plan year 1999, as described in Treasury Regulations Section 1.401, have been completed subsequent to December 31, 1999. As a result, approximately $46,000 of corrective distributions are required to be made to maintain the Plan's qualification under Section 401(a) and exemption from Federal income taxes under Section 501(a). The Plan's administrator intends to make such corrective distributions to preserve the Plan's tax exempt status.

         Discrimination tests for Plan year 1998, as previously described, were completed subsequent to December 31, 1998. As a result, approximately $58,000 of corrective distributions were made to maintain the Plan's qualification under Section 401(a) and exemption from Federal income taxes under Section 501(a).

(7)      YEAR 2000 (UNAUDITED)

         The Plan could be adversely affected if the computer systems and those of service providers used by the Plan, the Company or the Trustee do not properly process and calculate date related information from and after January 1, 2000. This is commonly known as the "Year 2000 Problem". The Company is taking steps that it believes are reasonably designed to address the Year 2000 Problem with respect to the computer systems that it uses and to obtain satisfactory assurances that comparable steps were taken by each of the Plan's other major service providers. No system failures or disruptions of operations occurred at January 1, 2000. However, there are risks related to dates subsequent to January 1, 2000, and there can be no assurance that the Plan's Year 2000 remediation plan identified and resolved all significant compliance issues.

                                                                      SCHEDULE 1

                       J.B. HUNT TRANSPORT SERVICES, INC.
                            EMPLOYEE RETIREMENT PLAN

         Schedule of Assets Held for Investment Purposes at End of Year

                               December 31, 1999

                                                                        UNITS
                                                                      OR NUMBER                          CURRENT
      ISSUER OR BORROWER                    DESCRIPTION               OF SHARES           COST            VALUE
--------------------------------  --------------------------------   -------------   ---------------  ---------------
*   The Prudential Insurance      Guaranteed Interest Account          42,507,864    $   42,507,864       42,507,864
       Company of America                                            =============
                                  Mutual funds:
    Longleaf Partners Funds          Longleaf Partners Fund             1,063,185        24,415,189       21,784,661

    Putnam Investment                Putnam New Opportunities
       Management Inc.                  Fund                               93,042         5,818,047        8,463,123

*   Prudential Mutual Funds          Stock Index Fund                     276,931         8,752,756        9,031,194
                                     Jennison Growth Fund               1,273,544        20,795,739       31,469,270
                                     Active Balanced Fund                 836,424        10,742,570       11,166,261
                                     International Stock Fund             505,485         9,526,864       12,303,506
                                     Money Mart Assets                  4,885,430         4,885,431        4,885,431
                                     Government Income Fund               601,176         5,310,860        5,055,892
                                                                     =============
*   J.B. Hunt Transport           Common stock - J.B. Hunt
       Services, Inc.                Transport Services, Inc.           1,349,172        23,508,930       18,676,591

                                  Participant notes receivable
                                     8.75% - 10.00%                             -        14,980,629       14,980,629
                                                                     =============   ---------------  ---------------
                                                                                     $  171,244,879      180,324,422
                                                                                     ===============  ===============
*   Parties-in-interest

    See accompanying independent auditors' report.

                                                                      SCHEDULE 2

                       J.B. HUNT TRANSPORT SERVICES, INC.
                            EMPLOYEE RETIREMENT PLAN

                       Schedule of Reportable Transactions

                          Year ended December 31, 1999

                                                                                                        CURRENT
                                                                                                        VALUE ON
                                                     PURCHASE         SELLING                         TRANSACTION          NET
                   Description                       PRICE            PRICE             COST             DATE             GAIN
-----------------------------------------------  ---------------  ---------------  ---------------  ---------------  -------------
   * Guaranteed Interest Account:
        Purchases                                $   13,072,963                -       13,072,963       13,072,963               -
        Sales                                                 -        7,133,176        7,133,176        7,133,176               -

     Mutual Funds:
      * Jennison Growth Fund:
           Purchases                                 13,105,245                -       13,105,245       13,105,245               -
           Sales                                              -        7,429,786        7,389,716        7,429,786          40,070

        Longleaf Partners Fund:
           Purchases                                 12,093,071                -       12,093,071       12,093,071               -
           Sales                                              -        8,305,394        8,294,763        8,305,394          10,631

     Stock Index Z Fund
        Purchases                                     5,402,286                -        5,402,286        5,402,286               -
        Sales                                                 -        9,537,154        9,537,393        9,537,154            (239)

     Common stock:
      * J.B. Hunt Transport Services, Inc.
           Purchases                                  9,617,542                -        9,617,542        9,617,542               -
           Sales                                              -        4,998,840        7,308,191        4,998,840      (2,309,351)

   * Parties-in-interest

     See accompanying independent auditors' report.

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